March 21, 2019

Jeffrey A. Herbers
Vice President and Chief Financial Officer
Cypress Energy Partners, L.P.
5727 S. Lewis Avenue, Suite 300
Tulsa, OK 74105

       Re: Cypress Energy Partners, L.P.
           Registration Statement on Form S-3
           Filed March 18, 2019
           File No. 333-230380

Dear Mr. Herbers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources